Filed by Flowserve Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Chart Industries, Inc.

Commission File No.: 001-11442

On June 6, 2025, Flowserve Corporation posted a recording of its employee town hall hosted on June 4, 2025 to its internal website. The following is a transcript of the recording:

SCOTT ROWE: All right. Good morning. Good afternoon. Good evening everyone. Welcome to the Global Town Hall on an incredibly exciting day for Flowserve. So today I want to talk about what we announced this morning, which is a merger of equals between Flowserve and Chart Industries. This is incredibly exciting. Like, there’s a lot of good things. I’m going to go through it in our slides and kind of walk through everything. Then we’ll talk about the value creation, why we think this is a great idea to bring our companies together and talk about what it means for you. Oh, there we go. All right. We got a legal disclaimer around Forward-Looking Statements. I’ve just done this publicly, so I don’t think I will. I’m not going to say anything different than what we just did live and publicly.

Okay, so Flowserve and Chart coming together as a merger of equals into one new company. You know what? What I’d say let’s just go first with who is Chart. So Chart Industries is a big company roughly the same size as us. They’ve got strong revenue growth at about $4.7 billion of revenue, very equal in size, margins about the same. Their expertise has historically been thermal management. So think heat exchange, cryogenics, managing heat and big process industries. Flowserve side we do flow control, right? We’re managing flow. And for the engineers in the room on any industrial complex, you have to manage heat and thermal and you have to manage flow. So bringing our complementary businesses together makes a ton of sense to help our customers with their two biggest challenges. And it’s that simple. Like they bring some things that we don’t have. We bring other complementary items. And I’ll walk through this in more detail, but it’s an incredibly complementary mergers of equals of two companies that have made tremendous progress and are moving in the right direction.

And so with that, I want to start by first saying thank you to all of our associates. The hard work that we’ve done over the last couple of years has put us in a position that allows us to execute on a transformational combination with, with Chart. And so the ability to do that is based on the success that we’ve had with our 3D strategy and the success that we’ve had with our Flowserve Business System. So thank you for that.

Okay. I’m going to dive into this. So what does this mean? So first we establish a scaled industrial player that is truly differentiated with thermal management and flow management. So we’ve already talked about those fully complementary products. So think they do fans, heat exchangers, compressors. We’re bringing pumps, valves and mechanical seals. There’s very little overlap if any at all in terms of our offering and their offering.

The other thing they bring is process technology. And so when we think about how our customers build out infrastructure, it always starts with the system design and process technology. That then goes to engineering, construction, procurement and then kind of lifecycle support. Chart has the ability with their engineering teams to help with process design and create licensed process that then pulls through equipment like ours.

And so even today we sell Chart our valves and pumps on the back of their process technology and their systems. So that combination is incredibly powerful. It also expands our aftermarket reach and presence. And so I’ll talk about this in the slide. But essentially we’re creating about a $4 billion business on the ability to just do aftermarket. So think recurring revenues, higher margins, very exciting on that side.

And then on a synergy side, we’re talking about roughly $300 million of cost synergies. So this would come from a duplicate kind of corporate cost, procurement savings, IT contracts, some roofline consolidation as we bring sales teams together and other things that would be very normal in a transaction like this. And so $300 million of synergies that we expect to realize relatively fast.

And then when we think about the combined company, the ability to generate cash and allow us to do some things that we haven’t been able to do because of that strong cash flow generation is really important. But that investment grade gives us the flexibility to use that cash in ways that can grow our business even further.

And then lastly, I’d just say the two companies have shared values. And so as we have been talking to Chart, the focus on safety, the focus on innovation, the focus on employees is very consistent with the value system that we have at Flowserve. And so this merger of equals bringing together the two companies in this concept makes a lot of sense because of the aligned values.

Okay. Transaction overview. There’s a lot of detail here. But this is an important slide. And this will be made available for all folks. But the concept is merger of equals bringing two companies together creating a $19 billion enterprise value. And then from a share ownership perspective, for the CombinedCo new company, Flowserve shareholders today would own 46.5% of that total business. And so that’s a great number for us. The reason it’s a little bit higher is this is based off the enterprise value of the two stocks, one for the other. On the financial side, the leverage ratio comes down, getting us close to targeting that investment grade. We have a very, very healthy balance sheet and strong cash flow generation. So creating a very, very scaled but healthy business as we go forward. $300 million of synergies, as I’ve talked about.

Some of the important ones around the governance, the CEO at Chart will become the chairperson of the new board. I will remain as the CEO of Flowserve and now as the combined company, John Garrison will be our lead independent director. So he’s today’s Flowserve board of directors or chair of the Flowserve board of directors. So that’s really good. And he will bring that Flowserve governance and mindset to the new board. And then the new board will be split equally. Six and six, six board leaders from the Flowserve side and then six from the Chart side. Myself and Jill will be part of the board. And then other important things, we’re targeting close at the end of the year, around the fourth quarter. And the headquarters will be here in Irving, Texas. And so we’ll keep our headquarters located here as we’re bringing the two companies together. So that’s a nice one for our Flowserve associates.

Okay. And then just talking about some of the opportunities. And so as we talk about the Flowserve business and our 3D strategy around diversification and decarbonization, we’ve really been trying to grow on the back of these megatrends. And there’s electrification. There’s the nuclear renaissance. There’s energy security. There’s regionalization, like all of these things that are going on around the world that we believe would help the legacy Flowserve business in the combination. It only accelerates that ability to grow. And so we really believe now is a great time to bring these companies together, which allows us to kind of unlock the growth potential and support our customers as we go forward.

From a strategy standpoint, we are incredibly well aligned. And so the strategy on the Chart side is called Nexus of Clean. They talk about it in the form of clean power, clean water, clean food and clean industries. And the reason they say that is they can bring clean technologies. So think, you know, carbon capture or the ability to do work around water and power applications that allows that to be more clean. It fits perfectly with our diversification, right? We’ve targeted water, we’ve targeted general industries. And then on the decarbonization side, we’re trying to do the exact same thing. So our 3D strategy aligns incredibly well with the Nexus of Clean strategy. And again, that’s why we’re so aligned and so excited about how we come together. And then at the bottom we just had the end markets here.

And if we go on the left side they do some really cool things in space exploration, they do industrial gases. We obviously have a strong presence in chemical and process industries and water. And then in the middle are things that we can work on that both companies have together. And so we’ll be able to leverage a lot of the markets where we do really well and pull some of their stuff in, and then vice versa where they do really well. We’ll be able to leverage some of that expertise and bring our products and services into that.

Okay. So here’s the value proposition. So essentially creating a $19 billion enterprise value company with revenues of about $9 billion. So we essentially double there. And then if you look at the EBITDA number, that’s your profitability kind of $1.9 billion or almost $2 billion. And so that’s really, healthy, allows us to generate a lot of cash and invest back into the business. And so this is a really healthy financial profile that our shareholders will like a lot.

And then aftermarket. So I’d said a little bit before, but creating an aftermarket business at scale, we have a very big aftermarket business. Today we’re roughly $2.5 billion of aftermarket. On the go forward basis, this becomes a $4 billion business. A lot of the things that they do on the aftermarket side are very similar to our rotating equipment. So we have you can see the numbers here. We have 150 service centers or QRCs. They have 50. We’ll be able to leverage our QRC network repairing compressors and fans and turbo expanders and other things that they don’t have the geographic presence today to do that type of work. And so we’re really excited about the ability to grow our aftermarket and drive more work through our aftermarket channel.

And then the other thing I’d say is, from an IoT standpoint or our Red Raven, you’re really combining those two platforms. They have something called Uptime and Ventsim, which is very similar to what we do. We’ll combine that IoT platform, but then think about the ability now to digitize our installed base and start to monitor or help our customers predict unplanned downtime and then ultimately drive productivity and efficiency of their operation. And so that combination is, is incredibly exciting. We are continuing to work on that. The team’s doing a really good job on our digitized strategy. And I would just say stay tuned. There’s some pretty exciting things coming up as we continue to work on the digital side, but aftermarket is going to be a big one and something I’m going to talk about a lot in our ability to really make sure that we can capture this growth and continue to make the progress that we’ve been making, even at Flowserve.

Okay. So this is a good slide. This is all of our peer group. And essentially what you see now is when we bring Chart and Flowserve together, we become the second largest industrial player within our space. So Atlas Copco is on the far left. They’re the biggest. We’re going to continue to work toward getting bigger and bigger as we close the gap on them and then on the margin side at the bottom, you can see we’re now at an EBITDA margin or profitability that puts us in line with some of the best in class peer group. And so this is exciting, right? Flowserve was a little further back on the revenue side, or on the margin side, and then obviously the combination, we were kind of at a 4.6-4.7 number on the revenue side. So bringing the two companies together moves us very far along the scale here to the left side in a very positive manner.

Integration planning. So first of all I want to thank Juan for agreeing to lead our integration office. And so we will stand up an integration management office. We’ll do this very professionally, very similar to what we did with MOGAS. And so running this with a process and a program with the right governance and SteerCo. Juan will be our leader and leading the integration.

On the chart side, Gerry Vinci will be their leader. Gerry is the CHRO of Chart today. And so he’ll bring org design, culture, people, you know that view, where Juan brings strong process operations on our side. And so we’ll have a really strong integration lead office. And then we’ll populate our boxes, which we need to define, with a person from Flowserve and a person from Chart to make sure that we progress the integration in a proper way, and making sure that we’re capitalizing on the opportunities from both organizations.

From a priority standpoint, we want to stand the office up and set the governance and the guidelines of the integration office. And so Juan is already diligently working on that. In fact, Gerry is in our office today. And so we’ll make progress on that.

Second is we’ve got to do some work on org design. The way we go to market with divisions and business units is slightly different. And so we’ve got to think through what is the optimal combined offering here. But again what I would say is they don’t have a valve division. They don’t have a mechanical seal or pump. And so I don’t see major changes to how we run our business today, but we do need to lock in what that future org design looks like and how we go forward. And so that’s going to be a major priority for the integration office.

And then third is really validating our synergies and starting to drive synergy execution. And so again you know some of the examples on synergies would be like procurement savings. So Matt Dowgill’s already met his counterpart. Matt’s already working through some of these numbers. And how do we consolidate spend. How do we get the best deals with our suppliers. He has a very large target that we have to realize. But that’s going to be a relatively quick win as we leverage our supply chain and making sure that we’re getting the best deals around the world. And so we’ll have supply chain, well procurement’s in there already. We’ll have supply chain and folks designated to that team. But that’s what we mean when we talk about synergy realization.

And then we’ve got to align on strategy and business system. And so Juan is perfect for that because he’s driving the Flowserve Business System. And then ultimately making sure our cultures are aligned. So the change management, the communication, the Flowserve values and the Chart values. How do we bring that together for the NewCo, all of those things that are incredibly important to our associates around the world. And so those are the top five priorities.

The other thing I would say is, Chart has recently, it’s been three years now, did the acquisition of Howden, which got them some of the industrial equipment. And they were incredibly successful in terms of that integration, and so achieving their synergies, growing their business, creating opportunities for associates, they did a really good job. And so we’re going to leverage the success of their integration and some of the things in their playbook, we’ll pick up as we’re bringing our two companies together.

And then from a people and a customer standpoint, we think this is great for our associates and our customers. We’ll build on the empowering excellence theme of committing our values of safety and excellence and driving growth. And I’d say for our associates, it’s this, you know, joint alignment around unwavering commitment to our value system, ensuring that safety is front and center across all of our operations. And in all of our meetings with Chart, they start with that. They start their meetings leading with safety and safety moments. And so just like us, it’s a really important value for them. And then finally, I believe the combination really enhances the opportunities of our associates around the world. And so there’ll be new jobs created, there’ll be opportunities for folks that want to lean in on some of the integration work. And it should provide significant opportunities for the global workforce. On the customer side, we’ll start to do things incredibly different, right? So we can leverage the process design that we talked about before and pulling the complementary offering on the back of that process design. We’re innovating for the next set of challenges with our customers, so working with them to solve their challenges. I think this is a big win for the Flowserve associates. I think it’s a big win for our customers, and I’m excited about what we can do together.

Okay, so this is an important slide for everybody out there. This is incredibly exciting news. Today we’re at step one. We’ve announced the combination. There’s a lot of work that we have to do between now and when we close, which we’re targeting in the fourth quarter. And so that work needs to progress. In the meantime, we need each and every one of you to continue to do your job. We’ve done really, really well over the last two and a half years. We cannot lose focus. The Flowserve Business System is still in place. Strategy deployment is still in a place, we’re moving into commercial excellence, which is coming very quickly. All of those things still happen. We do not want to get distracted. And so while again, this is exciting and folks want to lean in, we’re going to stand up the office. We’re going to put designated people in the office, really focus on doing your jobs. You might get pulled into different workshops or different, you know, events that we’re looking to how do we validate synergies or execute. But I would just say right now the focus is on just keep doing what you’re doing, deliver your objectives and do your job, and that will help us overall.

We will have a robust communication program. And so there’s got to be, a site on the Loop. There are already announcements there today. We also have a public microsite. So a lot of information will be out there. We’re asking the leadership team to not create any other content around the deal. Let our corporate team do that. We will continue to cascade those messages down. And so I just say continue to look at the Loop. We’ll continue to push things down. And we’re going to do everything we can to keep you informed as we make progress and continue to work through the merger of equals.

And so let’s sustain the momentum. Let’s continue to get results. We need to close the quarter, close the year, stay focused in servicing or keeping our employees safe and serving our customers. Okay. With that, we can open it up to questions.

EMPLOYEE #1: I saw something in the investor presentation about customer lifecycle benefits and asset lifecycle. We’d just love to hear a little more your perspective, what customer benefits come from this, from this deal.

SCOTT ROWE: Yeah. That’s great. I’ll touch on what we call process design or technology design. And so we’ll use an LNG example.

So Chart has a group of people, and it’s not a small group, like you know hundreds of engineers that really focus on designing process. And so today we work with an Axens or a Honeywell UOP, Chart has a very similar capability as some of those big customers. And so on the back of that, as they’re designing process for carbon capture, hydrogen systems, LNG, we will be able to pull pumps, valves, seals all through that. And that’s going to help our customers because now it’s a one stop shop. So instead of our customers going, okay, you know Chart designs, Chart does compression Chart will do other fans blowers and heat exchangers. Flowserve’s over here, we’ll contract that out. Now they’re coming into a more modular or package solution where we’ve got the ability to design that in with our complementary products. And so I’d say that’s one example.

Another example would just be geographic reach. And so we think about our Middle Eastern presence. Our team does an amazing job in the Middle East. We’ve got great partners and customers with Aramco and ADNOC and others. The Chart presence in the Middle East isn’t that large. And so we’ll be able to help them move a lot of their product and offering into the Middle East, which today has been a little bit of a slower progress than what they would like.

So two examples, product pull through on the back of technology and geographic expansion based off where we go through business.

EMPLOYEE #2: What kind of partnering and synergies can be worked on prior to close?

SCOTT ROWE: That’s a really good question. So the guidelines of post-announcement, which is today. So we signed the deal yesterday. We’ve announced today, we’ll close in the fourth quarter. During that time, we can plan our work. So all of the planning is ready to go. We can plan a lot of activities up to and until close, and so it’ll be a heavy lift on the IMO office to plan our work, do all of the things that we can to validate synergies. And really, once day one comes in the fourth quarter, we’re ready to go. And so we want to go out of the gates very quickly to achieve our synergies. You know, to do the things that we need to do from an org design perspective, email perspective.

And one thing I didn’t talk about is we are going to rebrand our company. And so that will happen. We’ll announce that sometime between signing and closing. So think about kind of an August-September-October timeframe. But we won’t go live with that until the day that we close. And so the day we close, we’ll come out with NewCo branding and new emails and websites and all that stuff. So the marketing team will be incredibly busy on that. But that’ll be exciting. And so those are things, some of the things that we can and can’t do in this period between signing and closing.

The goal though is, Juan and I just had this chat, like we want lots of planning to be done. And on the day of close, we want to be able to move fast on execution.

EMPLOYEE #3: So, question on the Business System, I saw the Business System mentioned a lot in there. Do they have something similar to what our Business System is, or is our Business System going to kind of help leverage a lot of this integration?

SCOTT ROWE: They do, I don’t remember the name. Juan, do you remember what they called? Yeah, I think it’s just Chart business system. But yeah, I mean they follow a standard process that’s how they run their work. Part of the integration office and part of a merger of equals is let’s look at theirs and learn from it. Let’s look at ours, and then we’ll truly take the best of the best as we bring those together and say, back to day one right, on day one, then it’s like, we want to take the best of their business system, the best of ours. And day one, we’re operating with the new business system. And so, you know, I don’t know the details of theirs. They’ve shared it with, a relatively short presentation. But part of the work that we’ll do between signing and closing is to fully understand what that looks like, and what are the things that we can leverage and how we bring that together.

EMPLOYEE #4: Hey, Scott, on the investor call this morning, there’s a little bit of skepticism around the timing and bringing some complexity back into Flowserve after all the good work the last couple of years. To the contrary, you’ve talked to in previous town halls about why a lot of the good work we’ve done makes it the right time for M&A, just maybe add some color to why we think it’s the right time.

SCOTT ROWE: Yeah. So we go back to Flowserve Business System and doing our own job. The complexity reduction, the core initiative is fantastic. We’re seeing amazing results there. We’re seeing the ability to shrink the complexity, move our margins up and then serve our raving fans and target customers better than ever before. We are not changing that. The way I said it today with the investors is that’s critically important.

And what it does is it optimize our offering at the BU level. And so we have five product BUs. They continue to get better and better with their portfolio and how they go to market. That’s not going to change. And then if you think of five product BUs now fully optimized and go back to some of the other comments that we made.

If we look at their business and process technology, we’re now pulling through that optimized portfolio. They’ve got kind of three business units that are product oriented. So that would be their cryogenic tanks business, their specialty products and then their heat and thermal transfer business. And so we’ll look at that and see should we apply core and 80/20 to that.

That’s part of the work that the integration office will do. But I just think, you know, with the optimized business units on our side and what they bring, I’m confident that we can manage this broader portfolio and then leverage all of the good things that bring the two companies together will do for us.

Okay. These are good questions.

EMPLOYEE #5: In a merger of this magnitude, getting culture values done right is going to be kind of tricky. Can you speak to some of the values that we have that are non-negotiable from your perspective?

SCOTT ROWE: Yeah, that’s a great question. So the question for those that they may not have heard is bringing the two cultures and values together could be tricky. And what are the things and the values that are most important to me that are non-negotiable.

So we’ll start with safety. That’s an easy one, right. Safety is in the forefront of everything we do. We’ve got a tremendous track record of keeping our associates safe. Although we always need to strive to continue to make progress there. I would say that value system is incredibly aligned. So there will be no negotiating on safety staying in the forefront.

What we’ll have to talk about is kind of what’s next? I think all of our associates know that people are super important to me. It’s my fundamental belief that everything starts with our associates and they help us with process and things going forward. And I don’t see that changing.

One of their values that we don’t have is around results and outcomes, and we don’t have that in our value system. We talk about excellence and the ability to drive excellence, but there are some really good things there. And so kind of back to the integration office, I don’t want to give them all the answers.

Susan and Brian were leading a, what I’ll call a light refresh of the Flowserve values, that we were intending to launch in 2026. We’ll take that work that the team has made incredible progress with and combine that with the work that Chart has done and come up with what I’m very confident will be a value system that we’re aligned on. And, you know, when we look at their values that we talked to, we said this. It’s incredibly complementary. So I don’t think this will be an area of tension. I think it’ll be well received across the organization. And just being definitive kind of back to day one, being definitive that here’s the value set for this new company as we go forward will be really, really important. We want to continue to lead with our values and start our conversations with values.

Thank you to everyone. It’s an incredibly exciting time. We’ll continue to keep everybody informed as we go forward. Please keep our associates safe. Continue to drive strategy deployment and deliver results for our customers. Thank you very much.

Important Information about the Transaction and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger transaction between Chart Industries, Inc. (“Chart”) and Flowserve Corporation (“Flowserve”). In connection therewith, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4 to be filed by Flowserve in connection with the proposed issuance of shares of Flowserve’s common stock and preferred stock pursuant to the proposed merger transaction, which will include a document that serves as a prospectus of Flowserve with respect to such shares and a joint proxy statement of Chart and Flowserve (the “joint proxy statement/prospectus”) and, after the registration statement is declared effective, will be mailed to Chart and Flowserve stockholders seeking their approval of their respective transaction-related proposals. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Chart and Flowserve, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Chart will be available free of charge on Chart’s website at ir.chartindustries.com. Copies of documents filed with the SEC by Flowserve will be available free of charge on Flowserve’s website at ir.flowserve.com.

Participants in the Solicitation

Chart, Flowserve and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chart’s stockholders and Flowserve’s shareholders in respect of the proposed transaction. Information regarding Chart’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Chart’s Form 10-K for the year ended December 31, 2024, filed on February 28, 2025, and its proxy statement filed on April 8, 2025, which are filed with the SEC. Information regarding Flowserve’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Flowserve’s Form 10-K for the year ended December 31, 2024, filed with the SEC on February 26, 2025, Proxy Statement on Schedule 14A for its 2025 Annual Meeting of Shareholders, filed with the SEC on April 2, 2025. To the extent holdings of Chart’s or Flowserve’s securities by their respective directors or executives officers have changed since the amounts set forth in their respective 2025 proxy statements, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 subsequently filed with the SEC. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger transaction will be included in the registration statement on Form S-4 and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents (when available) can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements made in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed merger transaction between Chart and Flowserve including future financial and operating results, statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “could,” “expects,” “anticipates,” “believes,” “projects,” “forecasts,” “outlook,” “guidance,” “continue,” “target,” “estimates,” “potential,” “intends,” “plans,” or the negative of such terms or comparable terminology.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential merger transaction, including the expected time period to consummate the potential merger transaction, and the anticipated benefits (including synergies) of the potential merger transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chart and Flowserve, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the risk that regulatory approvals are not obtained or are obtained subject to conditions, limitations or restrictions that are not anticipated by Chart and Flowserve; the failure to receive, on a timely basis or otherwise, the required transaction-related approvals of Chart’s stockholders and Flowserve’s shareholders; potential delays in consummating the proposed merger transaction, including as a result of failure to receive any regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); the ability to integrate the operations of Chart and Flowserve in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the proposed merger transaction will not be realized or will not be realized within the expected time period; the possibility that competing offers or acquisition proposals may be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances which would require Chart or Flowserve to pay a termination fee; risks that the anticipated tax treatment of the proposed merger transaction is not obtained; unforeseen or unknown liabilities; customer, stockholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; the combined company’s ability to pay a quarterly dividend as expected; potential litigation relating to the proposed merger transaction that could be instituted against Chart, Flowserve or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the proposed merger transaction on the parties’ business relationships and business generally; risks that the proposed merger transaction disrupts current plans and operations of Chart or Flowserve and potential difficulties in employee retention as a result of the proposed merger transaction, as well as the risk of disruption of management and ongoing business operations during the pendency of, or following, the proposed merger transaction; uncertainties as to whether the proposed merger transaction will be consummated on the anticipated timing or at all or, if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the proposed merger transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed merger transaction on the market price of Chart’s or Flowserve’s common stock and/or operating results; rating agency actions and the ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chart’s or Flowserve’s control; legislative, regulatory and economic developments targeting public companies in the industrial sector; global supply chain disruptions and the current inflationary environment; the substantial dependence of Chart’s and Flowserve’s sales on the success of the energy, chemical, power generation and general industries; economic, political and other risks associated with the international operations of Chart and Flowserve; potential adverse effects resulting from the implementation of tariffs and related retaliatory actions and changes to or uncertainties related to tariffs and trade agreements; and the risks described in Item 1A “Risk Factors” of Chart’s and Flowserve’s most recent Annual Reports on Form 10-K and in subsequent filings with the SEC. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. All forward-looking statements included in this communication are based on information available to Chart and Flowserve on the date hereof and Chart and Flowserve undertake no obligation to update or revise any forward-looking statement.

Non-GAAP Measures

Certain financial measures included herein, including EBITDA, Adjusted EBITDA, Adjusted EPS, Net Debt and estimates of cost and revenue synergies, among others, are not made in accordance with U.S. GAAP, and use of such terms varies from others in the same industry. Non-GAAP financial measures should not be considered as alternatives to net income (loss), net income margin or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity. Non-GAAP financial measures have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for results as reported under U.S. GAAP. Projected GAAP financial measures and reconciliations of projected non-GAAP financial measures are not provided herein because such GAAP financial measures are not available on a forward-looking basis and such reconciliations could not be derived without unreasonable effort.